SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. _1_

                    Under the Securities Exchange Act of 1934

                                 EUPHONIX, INC.
                               ------------------
                                (Name of Issuer)

                                  Common Stock
                     --------------------------------------
                         (Title of Class of Securities)
                                    298416108
                               -------------------
                                 (CUSIP Number)

                                   Bea Pezino
                                 ONSET Ventures
                         2400 Sand Hill Road, Suite 150
                              Menlo Park, CA 94025
                                 (650) 529-0700
        ----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 9, 1999
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 12 pages

------------------------------------------------------           ---------------------------------------------------
CUSIP NO. 298416108                                      13D     Page 2 of 12 pages
          -----------------
------------------------------------------------------           ---------------------------------------------------

----------- --------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            ONSET Enterprise Associates, L.P.
----------- --------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                            (a) [ ]
                                                                                            (b) [X]
----------- --------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC
----------- --------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d)
            OR 2(e)   N/A                                                        [ ]
----------- --------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
----------------------------- --------- ----------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER                       1,831,248
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------- ----------------------------------------------------------------------------
                                 8      SHARED VOTING POWER
                                        -0-
                              --------- ----------------------------------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        1,831,248
                              --------- ----------------------------------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        -0-
----------- --------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,831,248
----------- --------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
            N/A                                                                  [ ]
----------- --------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            15.01%
----------- --------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON   PN
----------- --------------------------------------------------------------------------------------------------------

                               Page 2 of 12 pages







------------------------------------------------------           ---------------------------------------------------
CUSIP NO. 298416108                                      13D     Page 3 of 12 pages
          -----------------
------------------------------------------------------           ---------------------------------------------------
----------- --------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            OEA Management, L.P.
----------- --------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                            (a) [ ]
                                                                                            (b) [X]
----------- --------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC
----------- --------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d)
            OR 2(e)   N/A                                                        [ ]
----------- --------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
----------------------------- --------- ----------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER                       1,831,248
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------- ----------------------------------------------------------------------------
                                 8      SHARED VOTING POWER
                                        -0-

                              --------- ----------------------------------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        1,831,248

                              --------- ----------------------------------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        -0-

----------- --------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,831,248
----------- --------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
            N/A                                                                  [ ]
----------- --------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            15.01%
----------- --------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON   PN
----------- --------------------------------------------------------------------------------------------------------

                               Page 3 of 12 pages








------------------------------------------------------           ---------------------------------------------------
CUSIP NO. 298416108                                      13D     Page 4 of 12 pages
          -----------------
------------------------------------------------------           ---------------------------------------------------

----------- --------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            ONSET Enterprise Associates III, L.P.
----------- --------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                            (a) [ ]
                                                                                            (b) [X]
----------- --------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC
----------- --------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d)
            OR 2(e)   N/A                                                        [ ]
----------- --------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
----------------------------- --------- ----------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER                       1,514,078
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------- ----------------------------------------------------------------------------
                                 8      SHARED VOTING POWER
                                        -0-
                              --------- ----------------------------------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        1,514,078
                              --------- ----------------------------------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        -0-
----------- --------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,514,078
----------- --------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
            N/A                                                                  [ ]
----------- --------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            12.42%
----------- --------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON   PN
----------- --------------------------------------------------------------------------------------------------------

                               Page 4 of 12 pages







------------------------------------------------------           ---------------------------------------------------
CUSIP NO. 298416108                                      13D     Page 5 of 12 pages
          -----------------
------------------------------------------------------           ---------------------------------------------------

----------- --------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            OEA III Management, L.L.C.
----------- --------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                            (a) [ ]
                                                                                            (b) [X]
----------- --------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC
----------- --------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d)
            OR 2(e)   N/A                                                        [ ]
----------- --------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            California
----------------------------- --------- ----------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER                       1,514,078
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------- ----------------------------------------------------------------------------
                                 8      SHARED VOTING POWER
                                        -0-
                              --------- ----------------------------------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        1,514,078
                              --------- ----------------------------------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        -0-
----------- --------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,514,078
----------- --------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
            N/A                                                                  [ ]
----------- --------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            12.42%
----------- --------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON   PN
----------- --------------------------------------------------------------------------------------------------------

                               Page 5 of 12 pages








------------------------------------------------------           ---------------------------------------------------
CUSIP NO. 298416108                                      13D     Page 6 of 12 pages
          -----------------
------------------------------------------------------           ---------------------------------------------------

----------- --------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Robert F. Kuhling
----------- --------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                            (a) [ ]
                                                                                            (b) [X]
----------- --------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
----------- --------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d)
            OR 2(e)   N/A                                                        [ ]
----------- --------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
----------------------------- --------- ----------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER                       587
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------- ----------------------------------------------------------------------------
                                 8      SHARED VOTING POWER
                                        1,831,248
                              --------- ----------------------------------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        587
                              --------- ----------------------------------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        1,831,248
----------- --------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,831,835
----------- --------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
            N/A                                                                  [ ]
----------- --------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            15.02%
----------- --------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON   IN
----------- --------------------------------------------------------------------------------------------------------

                               Page 6 of 12 pages







------------------------------------------------------           ---------------------------------------------------
CUSIP NO. 298416108                                      13D     Page 7 of 12 pages
          -----------------
------------------------------------------------------           ---------------------------------------------------

----------- --------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            Terry L. Opdendyk
----------- --------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                            (a) [ ]
                                                                                            (b) [X]
----------- --------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
----------- --------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d)
            OR 2(e)   N/A                                                        [ ]
----------- --------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
----------------------------- --------- ----------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER                       587
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------- ----------------------------------------------------------------------------
                                 8      SHARED VOTING POWER
                                        1,831,248
                              --------- ----------------------------------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                        587
                              --------- ----------------------------------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        1,831,248
----------- --------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,831,835
----------- --------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
            N/A                                                                  [ ]
----------- --------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            15.02%
----------- --------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON   IN
----------- --------------------------------------------------------------------------------------------------------

                               Page 7 of 12 pages

Item 1.  Security and the Issuer

         (a)      Title of Security:

                  Common Stock

         (b)      Name of the Issuer:

                  Euphonix, Inc., a California corporation.

         (c)      The Issuer's principal executive office:

                  220 Portage Road
                  Palo Alto, CA   94306

                  Description of Business:

                  The Issuer is engaged in the development, manufacture and marketing of digitally controlled audio mixing consoles for use in the production of audio content for the music, post production (film and television), broadcast, live sound reinforcement (live concerts and theater) and multimedia segments of the professional audio market.

Item 2.  Identity and Background

         (a)      Name of the Reporting Persons:

                  i.       ONSET Enterprise Associates, L.P. ("OEA"):
                  ii.      OEA Management, L.P. ("OEAM");
                  iii.     ONSET Enterprise Associates III, L.P. ("OEA III")
                  iv.      OEA III Management, L.L.C. (OEA IIIM")
                  iii.     Robert F. Kuhling, Jr. ("Kuhling");
                  v.       Terry L. Opdendyk ("Opdendyk").

         (b)      Business address:

                  2400 Sand Hill Road, Suite 150
                  Menlo Park, CA  94025

         (c) Present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                  OEA:              Venture Capital Fund

                               Page 8 of 12 pages

                  OEAM:      General Partner of OEA
                  OEA III:   Venture Capital Fund
                  OEA IIIM:  General Partner of OEA III
                  Kuhling:   General Partner of OEAM
                  Opdendyk:  General Partner of OEAM

         (d)      Convictions in criminal proceedings in the last five years:

                  None.

         (e) Judgments for violations of Securities Laws in the last five years:

                  None.

         (f)      Citizenship or Place of Organization

                  OEA:       Delaware
                  OEAM:      Delaware
                  OEA III:   Delaware
                  OEA IIIM:  California
                  Kuhling:   United States
                  Opdendyk:  United States

Item 3:  Source and Amount of Funds or Other Consideration.

         On October 31, 1990, OEA acquired 517,092 shares of Euphonix, Inc. ("Euphonix") Series A Preferred Stock for $517,092 using investment capital. On March 11, 1991, OEA acquired 285,714 shares of Euphonix Series B Preferred Stock for $500,000 using investment capital. On May 31, 1991, OEA acquired 275,947 shares of Euphonix Series B Preferred Stock for $482,907 using investment capital. On November 5, 1991, OEA acquired 325,582 shares of Euphonix Series C Preferred Stock for $700,001 using investment capital.

         On August 22, 1995, in connection with the initial public offering of Issuer's Common Stock (the "IPO"), OEA received (i) 517,092 shares of Issuer's Common Stock in exchange for its Series A Preferred Stock, (ii) 561,661 shares of Issuer's Common Stock in exchange for its Series B Preferred Stock and (iii) 325,582 shares of Issuer's Common Stock in exchange for its Series C Preferred Stock.

         On February 20, 1996, Kuhling and Opdendyk each received 587 shares of Issuer's Common Stock for no consideration as the result of a pro rata distribution of shares by OEA to its general and limited partners.

         On March 18, 1998, OEA acquired 800,000 shares of Issuer's Common Stock for

                               Page 9 of 12 pages

$1,500,000 using investment capital. On February 24, 2000 and March 15, 2000, OEA purchased notes for a total of $220,000, using investment capital. Such notes convert into 86,913 shares of Issuer's Common Stock pursuant to the conversion features and as approved by the shareholders on June 26, 2000. Such shares have not yet been issued but are included herein.

         On October 12, 1999, OEA III received 991,051 shares of Issuer's Common Stock upon conversation of two secured Promissory Notes each in the amount of $500,000. On November 9, 1999, OEA III acquired 451,916 shares of Issuer's Common Stock for $500,000 using investment capital. On February 24, 2000 and March 15, 2000, OEA III purchased notes for a total of $180,000, using investment capital. Such notes convert into 71,111 shares of Issuer's Common Stock pursuant to the conversion features and as approved by the shareholders on June 26, 2000. Such shares have not yet been issued but are included herein.


Item 4.  Purpose of the Transaction

         Reporting Persons acquired the securities of Issuer for purposes of investment. Reporting Persons currently have no plans or proposals with respect to Issuer.



Item 5.  Interest in Securities of the Issuer
=================== ================= ================ ================= ================ ================= ================
                          OEA              OEAM            OEA III          OEA IIIM          Kuhling          Opdendyk
------------------- ----------------- ---------------- ----------------- ---------------- ----------------- ----------------
Beneficial              1,831,248        1,831,248        1,514,078         1,514,078        1,831,248         1,831,248
Ownership
------------------- ----------------- ---------------- ----------------- ---------------- ----------------- ----------------
Percentage of            15.01%            15.01%            12.42%           12.42%            15.02%           15.02%
Class
------------------- ----------------- ---------------- ----------------- ---------------- ----------------- ----------------
Sole Voting Power       1,831,248        1,831,248        1,514,078         1,514,078              587              587
------------------- ----------------- ---------------- ----------------- ---------------- ----------------- ----------------
Shared Voting                   0               0                 0                0         1,831,248         1,831,248
Power
------------------- ----------------- ---------------- ----------------- ---------------- ----------------- ----------------
Sole Dispositive        1,831,248        1,831,248        1,514,078         1,514,078              587              587
Power
------------------- ----------------- ---------------- ----------------- ---------------- ----------------- ----------------
Shared                          0               0                 0                0         1,831,835         1,831,835
Dispositive Power
=================== ================= ================ ================= ================ ================= ================


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.


Item 7.  Material to be Filed as Exhibits

         Exhibit A:  Joint Filing Statement

                               Page 10 of 12 pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONSET ENTERPRISE ASSOCIATES, L.P.
By   OEA Management, L.P.,
     its General Partner

By:  /s/ Robert F. Kuhling, Jr                                                    May 21, 2001
     ------------------------------------------------         --------------------------------------------------
     General Partner                                          Date


OEA MANAGEMENT, L.P.

By:  /s/ Robert F. Kuhling, Jr.                                                   May 21, 2001
     ------------------------------------------------         --------------------------------------------------
     General Partner                                          Date


ONSET ENTERPRISE ASSOCIATES III, L.P.

By   OEA III Management, L.L.C.,
     its General Partner

By:  /s/ Robert F. Kuhling, Jr.                                                   May 21, 2001
     ------------------------------------------------         --------------------------------------------------
     Managing Director                                        Date


OEA  III MANAGEMENT, L.L.C.

By:  /s/ Robert F. Kuhling, Jr.                                                   May 21, 2001
     ------------------------------------------------         --------------------------------------------------
     Managing Director                                        Date


/s/ Robert F. Kuhling, Jr.                                                        May 21, 2001
-----------------------------------------------------         --------------------------------------------------
Robert F. Kuhling, Jr.                                        Date


/s/ Terry L. Opdendyk                                                             May 21, 2001
-----------------------------------------------------         --------------------------------------------------
Terry L. Opdendyk                                             Date


                               Page 11 of 12 pages

                                    EXHIBIT A

                             Joint Filing Statement

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13D is filed on behalf of each of us.

ONSET ENTERPRISE ASSOCIATES, L.P.
By   OEA Management, L.P.,
     its General Partner

By:  /s/ Terry L. Opdendyk                                                        May 21, 2001
     ------------------------------------------------         --------------------------------------------------
     General Partner                                          Date


OEA MANAGEMENT, L.P.

By:  /s/ Robert F. Kuhling, Jr.                                                   May 21, 2001
     ------------------------------------------------         --------------------------------------------------
     General Partner                                          Date


ONSET ENTERPRISE ASSOCIATES III, L.P.

By   OEA III Management, L.L.C.,
     its General Partner

By:  /s/ Robert F. Kuhling, Jr.                                                   May 21, 2001
     ------------------------------------------------         --------------------------------------------------
     Managing Director                                        Date


OEA  III MANAGEMENT, L.L.C.

By:  /s/ Robert F. Kuhlng, Jr.                                                    May 21, 2001
     ------------------------------------------------         --------------------------------------------------
     Managing Director                                        Date


/s/ Robert F. Kuhling, Jr.                                                        May 21, 2001
-----------------------------------------------------         --------------------------------------------------
Robert F. Kuhling, Jr.                                        Date


/s/ Terry L. Opdendyk                                                             May 21, 2001
-----------------------------------------------------         --------------------------------------------------
Terry L. Opdendyk                                             Date


                               Page 12 of 12 pages